

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Richard Massey
Chief Executive Officer
Alight, Inc.
1701 Village Center Circle
Las Vegas, NV 89134

      Re: Alight, Inc.
          Amendment No. 2 to
          Registration Statement on Form S-4
          Filed May 27, 2021
          File No. 333-254801

Dear Mr. Massey:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4, filed May 27, 2021

Exhibit 5.1

1.   Please delete the inappropriate limitation contained in the penultimate paragraph. Limitations on reliance are not permitted, and purchasers of securities in the offering are entitled to rely on the opinion. Refer to Section II.3.d of Staff Legal Bulletin No. 19.

Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Sachin Kohli